Exhibit 99.1

JA Solar Modules Pass Salt Mist Corrosion and Sulfur Dioxide Corrosion Tests

Conducted by TÜV NORD

SHANGHAI, February 25, 2013 - JA Solar Holdings Co., Ltd. (NASDAQ: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that all of its PV module series have successfully passed salt mist corrosion and sulfur dioxide corrosion tests. The independent tests were conducted by TÜV NORD AG, a leading multinational provider of inspection, product testing and certification services. The test results confirm that JA Solar’s products offer exceptional reliability even in severe environments.

High salt concentration and humid conditions are associated with coastal regions and certain pastoral farming areas. Prolonged exposure to these conditions may corrode module components including the frame, junction box and glass, causing lower module power output. Conducted against IEC61701 standards for power output, ground continuity, wet leakage current, insulation resistance and appearance, the salt mist corrosion test revealed that JA Solar’s modules are in conformance with the aforementioned standards and are able to maintain high performance even under extreme conditions.

JA Solar’s modules also passed a sulfur dioxide corrosion test. High sulfur dioxide concentration, common in volcanic areas and around chemical manufacturing facilities, may cause corrosion to PV modules and decrease energy output. JA Solar’s modules were tested against DIN EN ISO 6988-1995 standards, involving exposure to sulfur dioxide for a period of 480 hours, and were tested for power output degradation, ground continuity, wet leakage current, insulation resistance and appearance. JA Solar’s modules successfully passed the test and showed less than 5% power output degradation.

“We are delighted with the strong performance of JA Solar’s modules under TÜV NORD’s stringent testing, and we pride ourselves on our products’ ability to function reliably under the most challenging conditions,” said Mr. Yong Liu, CTO of JA Solar. “Our commitment to continuous technological innovation is vital to our ability to provide our customers with high-performance, high-efficiency, and high-reliability products.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar cells. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company also produces solar modules that it distributes under its own brand and produces on behalf of solar manufacturers globally. The Company shipped 1.69 GW of solar power products in 2011. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces. For more information, please visit www.jasolar.com.

Contact:

In China

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

E-mail: jasolar@brunswickgroup.com